Exhibit 99.7

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

April 12, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 57,680,329

WESTERN WIND ENERGY ANNOUNCES $2 MILLION NET INCOME FOR THE YEAR ENDED DEC. 31, 2010 AND INCREASE IN TOTAL ASSETS TO $254 MILLION

Western Wind Energy Corp. (“Western Wind”) announced today, its financial results for the year ended December 31, 2010.

Highlights for the Year:

  Secured $299 million in project financing and commenced construction for the 120MW Windstar Wind Project and the 10.5MW Kingman integrated wind and solar project. Closing the financing for these projects directly led to:

    The recognition of $11.5 million in new future income tax assets as the GAAP test for realizing these assets in the near future is now met; and

    First full year net income due to the future tax recovery of $11.5 million as the tax effect of previous net losses can now be recognized.

  Raised $6.9 million in new equity;

  Secured additional corporate debt totaling $14 million;

  Signed two Turbine Supply Agreements with Gamesa for Windstar and Kingman; and

  Secured additional prime wind and solar resource land in Tehachapi, California.

Subsequent to the Year End:

  Extended two loan agreements with institutional investors for a new total of $2.8 million;

  Engaged Rabobank as its exclusive advisor to raise tax equity financing;

  Executed a 40-year land lease with the Puerto Rico Land Authority for a 400 acre parcel;

  Signed a 30 MW solar PPA with the Puerto Rico Electric Power Authority.

2010 FINANCIAL RESULTS

Western Wind generated it first profitable full year in 2010 with a net income of $2,029,878, or four cents ($.04) per share for the year ended December 31, 2010 and net loss of $5,023,162, or twelve cents ($0.12) per share for the year ended December 31, 2009. The positive incomes relate to the recognition of future tax recoveries of approximately $11.5 million for continuing operations as the tax effect of previous net losses can now be recognized as future tax assets given the future income expected from the Windstar and Kingman projects.

Due to lower winds during the year, electricity production decreased 7% to 55,001 MWh for the year ended December 31, 2010 compared to 58,859 MWh for the year ended December 31, 2009. However an increase in available capacity payments and higher natural gas prices which led to an increase in the average Short Run Avoided Cost electricity selling prices, more than offset the reduction in electricity production resulting in US dollar revenues increasing 8% but a 10% drop in the value of the US Dollar resulted in a overall 3% decrease in revenues to $2,717,417 compared to $2,798,496 for the year ended December 31, 2009.

Expenses increased $3,229,613 (36%) to $12,210,811 for the year ended December 31, 2010 compared to $8,981,198 for the same period in the prior year due to a $4,607,890 increase in project development costs primarily from a one-time bonus payable for the completion of the Windstar and Kingman financing. The significant increase in project development costs was partially offset by a $919,114 decrease in depreciation relating to the extension of the Mesa right of way to 2037 and a $352,548 decrease in the cost of operating Mesa and Windridge.

Loss from continuous operations before income tax was $9,454,001 compared to $5,999,365 due to the increase in project development expenses but the loss in 2010 was more than offset by the income tax recovery mentioned above resulting in the net income from continuing operations of $2,029,878 or four cents ($.04) per share compared to a net loss from continuing operations of $5,023,162 for the previous year.

Western Wind’s financial position continued to strengthen as Total Cash increased from $2 million as at December 31, 2009 to $128 million as at December 31, 2010 and total assets, including future income tax assets of $9 million, (net of approximately $2 million of future income tax liabilities), increased from $29 million to $254 million. Shareholders equity improved approximately 44% from $25 million last year to $36 million as at December 31, 2010 primarily due to the recognition of $11.5 million in future tax recoveries as mentioned above.

The information in this news release should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles, and the Management Discussion and Analysis for the year ended December 31, 2010. The financial statements and MD&A will be available at the Company’s website at www.westernwindenergy.com and at www.sedar.com.

About Western Wind Energy Corp.

Western Wind is a mid-tier vertically integrated renewable energy production company that currently has by way of 100% direct ownership, over 500 wind turbines and 165 MW of net rated capacity in production or in construction, and a further 311 MW of priority expansion development assets in the States of California, Arizona and the Commonwealth of Puerto Rico. In addition the company has a 1,300 MW California Development Initiative.

Western Wind is in the business of owning and acquiring land sites, generation assets and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

JEFFREY CIACHURSKI
Chief Executive Officer and Director

For Inquires, please contact:
Lawrence Casse, Investor Relations
(416) 992-7227

alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.